Equinox Gold and Calibre Mining Amend Arrangement Agreement in Respect of Proposed Business Combination,

Announce Adjournment of Respective Shareholder Meetings,

New Meeting Dates Set for May 1, 2025

April 23, 2025 - Vancouver, BC - Equinox Gold Corp. (TSX: EQX, NYSE American: EQX) ("Equinox Gold") and Calibre Mining Corp. (TSX: CXB, OTCQX: CXBMF) ("Calibre" and collectively the "Companies") announce that the Companies have amended the arrangement agreement (the "Amended Arrangement Agreement") pursuant to the proposed business combination previously announced on February 23, 2025 (the "Transaction").

Under the terms of the Amended Arrangement Agreement, Calibre shareholders will receive 0.35 Equinox Gold common shares for each Calibre Share held (the "New Exchange Ratio") immediately prior to the effective time of the Transaction. Upon completion of the Transaction, existing Equinox Gold shareholders and former Calibre shareholders will own approximately 61% and 39% of the outstanding common shares of the combined company, respectively, on a fully diluted basis. The New Exchange Ratio represents a 10% premium to the closing price of Calibre shares on the Toronto Stock Exchange on February 21, 2025, the last trading day before the Transaction was announced.

To allow Equinox Gold shareholders and Calibre securityholders time to consider and vote on the Amended Arrangement Agreement, both Equinox Gold and Calibre are adjourning their respective shareholder meetings that were scheduled for April 24, 2025. The Equinox Gold meeting will now be held on May 1, 2025 at 1:30 pm (Vancouver time) and the Calibre meeting will now be held on May 1, 2025 at 10:00 am (Vancouver time). Details regarding how to attend the meetings in person or attend via webcast are included later in the news release.

Greg Smith, President & CEO of Equinox Gold, commented: "We believe this transaction is in the best interest of shareholders of both Equinox Gold and Calibre Mining. Combining these two companies will create a major gold producer with the potential to produce more than 1.2 million ounces of gold per year in the very near term, all from mining-friendly jurisdictions in the Americas and underpinned by production from two world-class Canadian gold mines. We also believe the offer of 0.35 Equinox Gold shares for every Calibre share is full and fair valuation that reflects both the current production and the growth potential of each company."

Darren Hall, President & CEO of Calibre, commented: "With a focus on operational excellence and execution, the combination of Calibre and Equinox Gold will create more shareholder value together than either could achieve individually. The combined company will be the second largest gold producer in Canada and one of the top 15 gold producers globally. I encourage Calibre shareholders to cast your vote in favour of the transaction."

Details of the Vote

The record date for determining shareholders eligible to vote at the respective meetings remains March 18, 2025. The deadline for Equinox Gold and Calibre shareholders to return their completed proxies or voting instruction forms has been extended to May 1, 2025 at 10:00 am (Vancouver time) and April 29, 2025 at 10:00 am (Vancouver time), respectively.

The adjournment of the meetings is intended to provide additional time for all shareholders and securityholders to vote on the Transaction, in light of the Amended Arrangement Agreement.

Equinox Gold

At the Equinox Gold meeting, Equinox Gold shareholders will be asked to approve, among other things, the issuance of up to 296,838,303 Equinox Gold common shares (the “Share Issuance Resolution”), which is unchanged from the share issuance resolution disclosed in the management information circular (“Equinox Gold Information Circular”) dated March 21, 2025 that was sent to Equinox Gold shareholders. The Share Issuance Resolution is not being amended to include the additional up to 35,341,282 Equinox Gold common shares that would be issued to reflect the New Exchange Ratio (the “Additional Shares”), since the Transaction is a Public Company Acquisition pursuant to TSX Staff Notice 2018-0005 and the Additional Shares represent less than 25% of the Equinox Gold common shares that Equinox Gold shareholders will be asked to approve pursuant to the Share Issuance Resolution. The issuance of up to 332,179,585 Equinox Gold common shares pursuant to the Transaction (which is on a fully diluted basis) represents approximately 73% of the 456,062,878 issued and outstanding Equinox Gold common shares (on a non-diluted basis) as of the March 18, 2025 record date for the Equinox Gold meeting.

Equinox Gold Corp. +1 604.558.0560 ir@equinoxgold.com www.equinoxgold.com	Calibre Mining Corp. +1 604.681.9944 calibre@calibremining.com www.calibremining.com

A preliminary assessment of Equinox Gold votes received shows overwhelming approval of the Transaction, with almost 70% of shares voted. Equinox Gold's board of directors unanimously recommend that Equinox Gold shareholders approve the Transaction by voting FOR the Share Issuance Resolution.

  Equinox Gold shareholders who have already voted their shares in support of the Share Issuance Resolution are not required to take further action.
  Equinox Gold shareholders who have already voted and wish to change their vote can follow the instructions outlined in the Equinox Gold Information Circular that was sent to Equinox Gold shareholders by mail or email.
  Equinox Gold shareholders who have not yet voted are urged to do so as soon as possible, in accordance with the instructions accompanying the form of proxy or voting instruction form together with the Equinox Gold Information Circular that were sent to Equinox Gold shareholders by mail or email.

The Equinox Gold Information Circular, outlining the background to and anticipated benefits of the Transaction, can be downloaded at www.equinoxgold.com/shareholder-events and from Equinox Gold's profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar.

Calibre

At the Calibre meeting, holders of Calibre common shares (the "Calibre Shareholders") and holders of options to purchase Calibre common shares issued under Calibre's amended and restated long-term incentive plan, as amended (the "Calibre Optionholders" and, together with Calibre Shareholders, the "Calibre Securityholders") will be asked to consider and, if deemed advisable, to pass a special resolution as set forth in the Calibre Information Circular (as defined below) to approve the Transaction, which approval will require at least: (a) 66 2/3% of the votes cast in favour by Calibre Shareholders (in person or by proxy); (b) 66 2/3% of the votes cast in favour by Calibre Securityholders, voting as a single class (in person or by proxy); and (iii) a simple majority of the votes cast by Calibre Shareholders, excluding votes cast by certain Calibre Shareholders required to be excluded under Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions (in person or by proxy).

Calibre's board of directors unanimously recommend that Calibre Securityholders vote FOR the Transaction.

  Calibre Securityholders who have already voted their securities in support of the Transaction are not required to take further action.
  Calibre Securityholders who have already voted and wish to change their vote can follow the instructions outlined in the management information circular ("Calibre Information Circular") dated March 24, 2025 that was sent to Calibre Securityholders by mail or email.
  Calibre Securityholders who have not yet voted are urged to do so as soon as possible, in accordance with the instructions accompanying the form of proxy or voting instruction form together with the Calibre Information Circular that were sent to Calibre Securityholders by mail or email.
  In addition to the positive support already received from Calibre shareholders, Equinox Gold has entered into an additional voting and support agreement with a large long-term Calibre shareholder who holds 19,069,809 Calibre common shares representing approximately 2.23% of the outstanding Calibre common shares as of March 18, 2025, providing further support for the Transaction.
  For assistance in voting, please contact Laurel Hill Advisory Group by phone at 1-877-452-7184 (North American toll-free) or 1-416-304-0211 (outside North America), or by email at assistance@laurelhill.com.

The Calibre Information Circular, outlining the background to and anticipated benefits of the Transaction, as well as a copy of the Amending Agreement, can be downloaded at www.calibremining.com and from Calibre's profile on SEDAR+ at www.sedarplus.ca.

Letters of transmittal already sent to or received by the Depositary (as defined in the Calibre Information Circular) remain valid and, if the Transaction is completed, all Calibre Shareholders will be entitled to receive the consideration under the Amended Arrangement Agreement upon due completion and submission of such letters of transmittal, as more fully described in the Calibre Information Circular.

Details of the Meetings

Equinox Gold shareholders can attend the Equinox Gold meeting in person or are invited to join an online webcast. The webcast is being provided for viewing purposes only. There will be no ability to vote via the webcast.

Attend in Person

Metropolitan Hotel, Vancouver Room, 2nd Floor, 645 Howe St, Vancouver, BC

Attend Online

www.equinoxgold.com/shareholder-events

Calibre securityholders can attend the Calibre meeting in person or are invited to join an online webcast. The webcast is being provided for viewing purposes only. There will be no ability to vote via the webcast.

Attend in Person

The offices of Cassels Brock & Blackwell LLP, Suite 2200, RBC Place, 885 West Georgia St, Vancouver, BC

Attend Online

meetnow.global/MZLUU6Z

About Equinox Gold Corp.

Equinox Gold (TSX: EQX, NYSE-A: EQX) is a growth-focused Canadian mining company operating entirely in the Americas. The Company has operating gold mines in Canada, the United States and Brazil and a clear path to achieve more than one million ounces of annual gold production from a pipeline of development and expansion projects. Further information about Equinox Gold's portfolio of assets and long-term growth strategy is available at www.equinoxgold.com or by email at ir@equinoxgold.com.

About Calibre Mining Corp.

Calibre (TSX: CXB) is a Canadian-listed, Americas focused, growing mid-tier gold producer with a strong pipeline of development and exploration opportunities across Newfoundland & Labrador in Canada, Nevada and Washington in the USA, and Nicaragua. Calibre is focused on delivering sustainable value for shareholders, local communities and all stakeholders through responsible operations and a disciplined approach to growth. With a strong balance sheet, a proven management team, strong operating cash flow, accretive development projects and district-scale exploration opportunities Calibre will unlock significant value.

For further information, please contact:

Equinox Gold Corp.

Rhylin Bailie
Vice President, Investor Relations
T: 604.260.0516
E: ir@equinoxgold.com

W: www.equinoxgold.com

Calibre Mining Corp.

Ryan King
SVP Corporate Development & IR
T: 778.998.3700
E: calibre@calibremining.com

W: www.calibremining.com

Cautionary Notes & Forward-looking Statements

This news release contains certain forward-looking information and forward-looking statements within the meaning of applicable securities legislation and may include future-oriented financial information or financial outlook information (collectively "Forward-looking Information"). These include statements regarding the consideration Calibre Shareholders will receive pursuant to the Amended Arrangement Agreement, ownership of the combined company following completion of the Transaction, the new dates on which the Equinox Gold meeting and the Calibre meeting will take place, and Equinox Gold's expectations for the combined company post-closing. Actual results and outcomes of the Amended Arrangement Agreement proposed to be implemented to effect the Transaction ("Arrangement") may vary from the information set out in any Forward-looking Information. As well, Forward-looking Information may relate to: the satisfaction of the conditions precedent to the Amended Arrangement Agreement and timing for closing of the Transaction; the success of Equinox Gold and Calibre in combining operations upon closing; the ability to achieve the anticipated benefits of the Transaction; the success and timing of completing construction of the Valentine Gold Mine; the production and operating capabilities of the Valentine Gold Mine; expectations for operation of the Greenstone Mine; the production, cash flow, deleveraging and growth potential of the combined company; the potential of the combined company to meet industry targets, public profile, and expectations; the ability to successfully advance the expansion and development projects; and the potential for a market revaluation.

Forward-looking Information is generally identified by the use of words like "will", "create", "potential", "can be", "clear path", "subject to", "expected", "proposed" and similar expressions and phrases or statements that certain actions, events or results "may", "could", or "should", or the negative connotation of such terms, are intended to identify Forward-looking Information. Although Equinox Gold and Calibre believe the expectations reflected in the Forward-looking Information are reasonable, undue reliance should not be placed on Forward-looking Information since no assurance can be provided that such expectations will prove to be correct. Forward-looking Information is based on information available at the time those statements are made and/or good faith belief of the officers and directors of Equinox Gold and Calibre as of that time with respect to future events and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in or suggested by the Forward-looking Information. Forward-looking Information involves numerous risks and uncertainties. Such factors include, without limitation: risks related to closing of the Transaction; the ability to achieve the anticipated benefits of the Transaction; risks related to Canadian and United States sanctions on Nicaraguan operations; risks related to the financial impact that tariffs placed on Canada or Mexico by the United States and risks related to retaliatory tariffs placed on the United States by either Canada or Mexico; risks related to new members of management and the board of the combined company; risks relating to changes in the gold price; risks related to completion of the Valentine Gold Mine and achieving production and design capacity in accordance with expectations; risks related to achieving design capacity at Greenstone in accordance with expectations; the ability to achieve the 2025 guidance announced by Equinox Gold and Calibre; the ability to successfully advance the development and expansion projects in accordance with expectations; the ability to successfully negotiate new agreements with local communities at Los Filos Mine; the ability to work successfully with First Nations and Indigenous partners and local communities; and the factors identified in the section titled "Risks Related to the Business" in Equinox Gold's most recently filed Annual Information Form which is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar and in the section titled "Risk Factors" in Calibre's most recently filed Annual Information Form which is available on SEDAR+ at www.sedarplus.ca. Forward-looking Information is designed to help readers understand Equinox Gold and Calibre's views as of that time with respect to future events and speak only as of the date they are made. Except as required by applicable law, Equinox Gold and Calibre assume no obligation to update or to publicly announce the results of any change to any Forward-looking Information contained or incorporated by reference herein to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the Forward-looking Information. If Equinox Gold or Calibre updates any one or more forward-looking statements, no inference should be drawn that Equinox Gold or Calibre will make additional updates with respect to those or other Forward-looking Information. All Forward-looking Information contained in this news release is expressly qualified in its entirety by this cautionary statement.